UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number: 0-28223

CUSIP Number: 141794107

(Check one:)	[ ] Form 10-K [ ] Form 20-F [ ] Form 11-K ☒ Form 10-Q [ ] Form 10-D
[	] Form N-SAR	[	] Form N-CSR

For Period Ended: June 30, 2008

[   ] Transition Report on Form 10-K    [   ] Transition Report on Form 20-F

[   ] Transition Report on Form 11-K    [   ] Transition Report on Form 10-Q

[   ] Transition Report on Form N-SAR

For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not applicable

PART I - REGISTRANT INFORMATION

Full Name of Registrant:	Cargo Connection Logistics Holding, Inc.

Former Name if applicable:   Not Applicable

Address of Principal Executive Office:   600 Bayview Avenue, Inwood, New York 11096.

PART II - RULE 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed: (Check box if appropriate)

[X]	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountants statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, NCSR, or the transition report or portion thereof, could not be filed within the prescribed period.

On May 13, 2008, the Cargo Connection Logistics Holding, Inc.’s (the “Registrant”) entered into a Strict Foreclosure and Transfer of Assets Agreement with Pacer Logistics, LLC, pursuant to which substantially all of the Registrant’s operating assets were foreclosed. Accordingly, the management and financial reporting resources of the Registrant have been diminished, as a result of which the Registrant is understaffed and therefore unable to complete and timely file the Registrant’s Quarterly report on Form 10-Q without unreasonable effort or expense.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

Scott Goodman (888) 886-4610

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding twelve months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s)

☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

For the three months ended June 30, 2008, the Registrant expects to report revenues of approximately $391,827, compared to $115,986 for the three months ended June 30, 2007, and a loss from operations of approximately $412,466 for the three months ended June 30, 2008, compared to a loss from operations of $585,508 for the three months ended June 30, 2007.

Cargo Connection Logistics Holding, Inc. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

CARGO CONNECTION LOGISTICS HOLDING, INC.

Date: August 14, 2008	By:	/s/ Scott Goodman, CEO
Scott Goodman, chief Executive Officer

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